Exhibit 99.1

Harney Westwood & Riegels 14th Floor, Alexandra House 18 Chater Road Central Hong Kong Tel: +852 5806 7800 Fax: +852 5806 7810

29 October 2026

060695.0003

The Nasdaq Stock Market LLC

Listing Qualifications

805 King Farm Blvd.

Rockville, Maryland 20850

United States of America

Dear Sir or Madam

TOYO Co., Ltd (the Company)

We act as legal counsel to the Company for matters of Cayman Islands law only. We have been instructed that the Company would like to follow its home country practice in lieu of the provisions of certain Nasdaq Stock Market Rules.

We understand from the Company’s legal counsel as to matters of United States law that:

1.	Nasdaq Stock Market Rule 5620(a) provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end;

2.	Nasdaq Stock Market Rule 5620(b) provides that (with certain exceptions not relevant to the conclusions expressed herein) each company is required to solicit proxies and provide proxy statements for all shareholder meetings;

3.	Nasdaq Stock Market Rule 5635 sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings;

4.	Nasdaq Stock Market Rule 5605(b)(1) provides that a majority of the board of directors must be comprised of independent directors; and

5.	Nasdaq Stock Market Rule 5605(b)(2) provides that independent directors must have regularly scheduled meetings at which only independent directors are present.

The British Virgin Islands is Harneys Hong Kong office's main jurisdiction of practice.

Jersey legal services are provided through a referral arrangement with Harneys (Jersey) which is an independently owned and controlled Jersey law firm.

Resident Partners: M Chu | Y Fan | SG Gray | IC Groark | SO Karolczuk | PM Kay | MW Kwok

WPT Lee | IN Mann | BP McCosker | R Ng | PJ Sephton

Anguilla | Bermuda | British Virgin Islands Cayman Islands | Cyprus | Dubai | Hong Kong | Jersey London | Luxembourg | Shanghai | Singapore harneys.com

Based on the above, we can confirm that the Company’s practice of following the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association adopted by a special resolution passed on 1 March 2024 and effective on 2 July 2024 (the M&A) in lieu of the Nasdaq Stock Market Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands or the M&A.

For the purposes of this opinion, we have examined the Companies Act (Revised) of the Cayman Islands, the M&A, and such other legislation and regulation as we deemed necessary or relevant, as in effect (and published or otherwise generally available) on the date of this opinion.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. Specifically, we have made no independent investigation of the laws of the United States of America or the Nasdaq Stock Market Rules and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements. We express no opinion as to matters of fact. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

This opinion is rendered for your benefit only. It may not be disclosed to or relied on by any other party or for any other purpose.

Yours faithfully

/s/ Harney Westwood & Riegels
Harney Westwood & Riegels